

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 26, 2017

<u>Via E-mail</u>
Thurman K. Case
Vice President Finance and Chief Financial Officer
Cirrus Logic, Inc.
800 W. 6th Street
Austin, TX 78701

>   **Re: Cirrus Logic, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 26, 2016**
>   **Filed May 25, 2016**
>   **File No. 000-17795**

Dear Mr. Case:

We have reviewed your January 19, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 9, 2017 letter.

<u>Form 10-K for the Fiscal Year Ended March 26, 2016</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies, page 26</u>

1.   In future filings please clarify the underlying cause of the change in your revenue policy similar to your response to comment 1.

<u>Item 9A. Controls and Procedures</u>

<u>Evaluation of Disclosure Controls and Procedures, page 76</u>

2.   We note your response to comment 3. Please file the requested amendment with all the requested changes.

   You may contact Li Xiao at (202) 551-4391, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

                              Sincerely,

                              /s/ Kate Tillan for

                              Martin James
                              Senior Assistant Chief Accountant
                              Office of Electronics and Machinery